Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV Leadership to Present Respiratory Syncytial Virus (RSV) Research at RespiDART 2018

Dartmouth, Nova Scotia; November 26, 2018 – IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical stage immuno-oncology corporation, today announced that it will present data on its DPX-RSV program at “RespiDART: Frontiers in Drug Development against Respiratory Viruses.” The conference will take place in Miami, Florida, from November 29 - 30, 2018 at the Marriott Miami Biscayne Bay.

Members of IMV’s leadership will share data via an oral presentation as well as a poster session. Details are as follows:

Name:	‘Evaluation of the therapeutic potential of antibody and T cell targeted immune responses towards RSV Small Hydrophobic protein’
Presenter:	Genevieve Weir, PhD, Director of Research, IMV Inc.

Oral Presentation:	Oral Abstracts, Session 3
Date:	Friday, November 30, 2018
Time:	12:00 – 12:10 p.m. ET
Location:	Grand Ballroom

Poster Presentation:	Abstract #105
Date/Time:	November 29 at 3:00 p.m. to November 30 at 6:00 p.m. ET
Location:	Salon F & G

About RESPIDART

RespiDART is a new addition to the DART series of healthcare conferences and is focused on drug development challenges and advances for respiratory virus threats to human health. These viruses include long-standing threats such as RSV and influenza, as well as recent outbreaks of MERS-coV, parainfluenza virus, and metapneumovirus. This meeting will focus on advances in therapeutics, vaccinology, virus/host interactions and enzymology, and new study models in development. By bringing together world leaders and key opinion holders, RespiDART 2018 aims to address the latest challenges in vaccine and drug development against respiratory viruses.

About IMV

IMV Inc., formerly Immunovaccine Inc., is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a combination therapy in multiple clinical studies with Incyte and Merck. Connect at www.imv-inc.com.

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Contacts for IMV:

MEDIA
Mike Beyer, Sam Brown Inc.
T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS
Pierre Labbé, Chief Financial Officer
T: (902) 492-1819 E: info@imvaccine.com

Patti Bank, Managing Director, Westwicke Partners
O: (415) 513-1284
T: (415) 515-4572 E: patti.bank@westwicke.com